Mail Stop 4561

September 7, 2006

By U.S. Mail and Facsimile to 201-541-1778

Roman Price
Chairman of the Board, President, Chief Executive Officer
Ultitek, Ltd.
560 Sylvan Avenue
Englewood Cliffs, NJ 07632

Re: Ultitek, Ltd.
     Registration Statement on Form 10-12(g)
     Amendment No. 4
     Filed August 30, 2006
     File No. 0-51819

Dear Mr. Price:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Executive Compensation, page 24

1. Please refer to our previous comment 4. Please revise to disclose the following:

    • Disclose if you have accrued any amounts related to the former officer's
      salaries in any quarterly period during 2005;

- Disclose the dollar amounts and number of shares accrued for each period presented; and,

- Disclose how you account for the earned shares in your statement of stockholder's equity and how you considered these shares in your calculation of EPS. Please note that we consider the shares to be outstanding on the date they are earned and the former officers are legally entitled to the shares, regardless of whether they have actually been issued or delivered to the recipients.

Consolidated Financial Statements

General

2. Please refer to our previous comment 5. Please revise your filing to clearly disclose that you have restated previously issued financial statements for the quarter ended March 31, 2006 in order to correct an accounting error. Refer to paragraph 26 of SFAS 154.

Statement of Stockholder's Equity, page F-5

3. We have reviewed your response to our previous comment 7.   Please revise your financial statements and disclosures in response to the following:

- We continue to believe that the shares issued to the consultant should be recorded at the fair value of the services received. This is the most readily determinable fair value since you are not a publicly traded company. Refer to paragraph 8 of SFAS 123.

- We continue to believe that the shares issued to both the COO and CEO should be recorded at fair value. These shares were approved to be issued on March 11, 2005, the same date of the TAIS merger. Therefore, we believe that Ultitek did have value and that the par value is not reflective of the fair value of these shares.

- Disclose how you considered these shares in your calculation of EPS. Please note that we consider the shares to be outstanding on the date they were granted and the Consultant, COO and CEO are legally entitled to the shares regardless of whether they have actually been issued or delivered to the recipients.

Note D – 7% Convertible Debenture, page F-10

4. Please refer to our previous comment 9. The 7% Convertible Debenture issued on May 3, 2006 contains an embedded derivative in that the holder of the debt has the option to require payment in either cash or stock. Therefore, the embedded derivative should be bifurcated and recorded at fair value as of June 30, 2006. Please revise your financial statements accordingly. Refer to paragraph 17 of SFAS 133.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. Roman Price
Ultitek, Ltd. Form 10-SB
September 7, 2006
Page 4

You may contact Rebekeh Moore at 202-551-3463 or Paul Cline at 202-551-3851 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3418 with any other questions.

Sincerely,

William Friar
Senior Financial Analyst
Financial Services Group

cc: Virginia K. Sourlis
     The Sourlis Law Firm
     The Galleria
     2 Bridge Ave
     Red Bank, NJ 07701